Free Writing Prospectus

Filed pursuant to Rule 433

April 27, 2026

Registration Statement No. 333-288188

FINAL TERM SHEET

Dated April 27, 2026

$500,000,000

Quest Diagnostics Incorporated

$500,000,000 5.000% Senior Notes due 2036

Issuer:	Quest Diagnostics Incorporated

Trade Date:	April 27, 2026

Original Issue Date (Settlement):*	May 6, 2026 (T+7)

Interest Accrual Date:	May 6, 2026

Ratings:**	Moody’s: Baa1; S&P: BBB+; Fitch: BBB+

Principal Amount:	$500,000,000

Maturity Date:	June 30, 2036

Issue Price (Price to Public):	98.751% of the principal amount

Yield:	5.158%

Interest Rate:	5.000% per annum

Interest Payment Period:	Semi-annual

Interest Payment Dates:	Each June 30 and December 30, commencing December 30, 2026

Treasury Benchmark:	4.125% due February 15, 2036

Spread to Benchmark:	T+82 bps

Benchmark Yield:	4.338%

Optional Redemption:	Prior to March 30, 2036 (three months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

• (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption; and

• 100% of principal amount of the Notes to be redeemed

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP:	74834L BH2

ISIN:	US74834LBH24

Joint Book-Running Managers:	Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

Credit Agricole Securities (USA) Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Co-Managers:	BofA Securities, Inc. Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. BNY Mellon Capital Markets, LLC

Conflicts of Interest:	The net proceeds of this offering are expected to be used for general corporate purposes, which may include the repayment of indebtedness. The indebtedness the Issuer may repay with the net proceeds of this offering includes its 3.45% Senior Notes which mature on June 1, 2026 (the “3.45% Senior Notes”). Certain of the underwriters (or their affiliates) may hold the 3.45% Senior Notes and would receive a portion of the proceeds from this offering if such notes were to be repaid. In addition, certain of the underwriters (or their affiliates) may be lenders under the Issuer’s senior unsecured revolving credit facility or the Issuer’s secured receivables credit facility and would receive a portion of the proceeds from this offering if any outstanding borrowings under such credit facilities were to be repaid. If any one underwriter, together with its affiliates, were to receive 5% or more of the net proceeds of this offering by reason of the redemption or repayment, such underwriters would be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“Rule 5121”). Accordingly, this offering will be conducted in accordance with Rule 5121. No underwriter with a “conflict of interest” under Rule 5121 will confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg.

Capitalized terms used but not defined herein have the meanings given to them in the preliminary prospectus supplement.

*Note: It is expected that delivery of the notes will be made against payment therefor on or about May 6, 2026, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any day prior to the first business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Mizuho Securities USA LLC toll free at 1-866-271-7403.